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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               ----------------

                        SHELBY WILLIAMS INDUSTRIES, INC.
                           (Name of Subject Company)

                        SHELBY WILLIAMS INDUSTRIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, $0.05 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  822135 10 9
                     (CUSIP Number of Class of Securities)

                               ----------------

                               Paul N. Steinfeld
                      Chairman and Chief Executive Officer
                        Shelby Williams Industries, Inc.
                           150 Shelby Williams Drive
                          Morristown, Tennessee 37813
                                 (423) 586-7000
                              (423) 586-2260 (Fax)
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of the Person Filing Statement)

                               ----------------

                                 with a copy to

                               Walter Roth, Esq.
                             D'Ancona & Pflaum LLC
                       111 East Wacker Drive, Suite 2800
                            Chicago, Illinois 60601
                                 (312) 602-2020
                              (312) 602-3000 (Fax)

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Item 1. Security and Subject Company

   The name of the subject company is Shelby Williams Industries, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 11-111 Merchandise Mart, Chicago, Illinois 60654. The title of the class of equity securities to which this Schedule
14D-9 relates is the shares of common stock, par value $0.05 per share, of the Company (the "Shares").

Item 2. Tender Offer of the Bidder

   This Schedule 14D-9 relates to a tender offer by SY Acquisition Inc., a Delaware corporation ("Purchaser" or "Offeror") and a wholly owned subsidiary of Falcon Products, Inc., a Delaware corporation ("Parent" or "Falcon"). Purchaser disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated May 12, 1999 its intention to purchase all outstanding Shares at a price of $16.50 per Share, net to the seller in cash, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits 1 and 2, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

   The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 5, 1999 among Falcon, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or, if permissible, waiver of the conditions contained in the Merger Agreement, Purchaser shall be merged with and into the Company (the "Merger") in accordance with the Delaware General Corporation Law ("DGCL"), the separate corporate existence of Purchaser shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES WHICH, TOGETHER WITH ANY SHARES BENEFICIALLY OWNED BY PARENT OR PURCHASER, REPRESENT AT LEAST A MAJORITY OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION").

   "Fully Diluted Basis" means, as of any time, all of the Shares plus all Shares required to be issued or issuable pursuant to options, warrants, securities or obligations of any kind under employee stock or similar benefit plans or otherwise, whether or not vested or exercisable.

   According to the Offer to Purchase, the principal executive offices of Falcon and Purchaser are located at 9387 Dielman Industrial Drive, St. Louis, Missouri 63132.

Item 3. Identity and Background

   (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above and are incorporated herein by reference.

   (b) Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described on page 11 of the Company's Proxy Statement dated March 24, 1999 for its 1999 Annual Meeting of Stockholders (the "1999 Proxy Statement"). Page 11 of the 1999 Proxy Statement is filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference.

   Except as described below or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Purchaser, Falcon or their executive officers, directors or affiliates.

   The following summary of certain provisions of the Merger Agreement, stockholder agreements dated May 5, 1999 among Parent, Offeror and certain stockholders of the Company (the "Stockholder Agreements") and certain collateral agreements relating to the Offer and the Merger, copies of which agreements are filed as exhibits to this Schedule 14D-9, is qualified in its entirety by reference to the text of such agreements.

   Terms of the Offer. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with the Offer to Purchase. The term "Expiration Date" means 12:00 Midnight, New York City time, on June 9, 1999, unless and until Purchaser shall have extended the period of time during which the Offer is open, subject to the terms of the Merger Agreement, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Purchaser will extend the Offer from time to time for the shortest time periods permitted by law and which it reasonably believes are necessary until the consummation of the Offer, but not later than July 15, 1999, if on the scheduled Expiration Date any of the conditions to Purchaser's obligation to accept for payment and pay for the Shares have not been satisfied or waived. Parent and Purchaser have the right to extend the Offer for up to ten business days notwithstanding the prior satisfaction of all conditions to the Offer.

   Consummation of the Offer is conditioned upon satisfaction of the Minimum Condition, the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"), and the other conditions described in the Offer to Purchase. If such conditions are not satisfied, Purchaser, subject to the terms of the Merger Agreement and subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), shall not be required to purchase any of the Shares tendered, and may delay the acceptance for payment of any Shares or terminate or amend the Offer. Subject to the terms and conditions contained in the Merger Agreement, Purchaser may (but shall not be obligated to) waive in whole or in part, at any time and from time to time, any or all of such conditions, provided that the Minimum Condition cannot be waived by Purchaser without the written consent of the Company.

   Pursuant to the Merger Agreement, Purchaser may not, without the written consent of the Company, (i) decrease the price per Share payable in the Offer,
(ii) change the form of consideration to be paid in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer or the Minimum Condition, (iv) impose additional conditions to the Offer or modify the conditions in a manner adverse to the holders of Shares, (v) amend any other term of the Offer in a manner adverse to the holders of the Shares or (vi) extend the expiration of the Offer beyond July 15, 1999. Subject to the terms and conditions of the Offer and the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to, pay for all Shares validly tendered and not withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer as soon as practicable after the expiration of the Offer.

   There can be no assurance that Purchaser will exercise its rights to extend the Offer (other than as required by the Merger Agreement or applicable law). Any extension, amendment or termination of the Offer, or any waiver of any condition of the Offer, will be followed as promptly as practicable by a public announcement. In the case of an extension, Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. During any extension of the Offer, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw its Shares in accordance with the procedures set forth in the Offer to Purchase. PURCHASER SHALL NOT HAVE ANY OBLIGATION TO PAY INTEREST ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY DELAY IN SUCH PAYMENT AND WHETHER OR NOT PURCHASER EXERCISES ITS RIGHT TO EXTEND THE OFFER.

   If Purchaser extends the Offer or if Purchaser is delayed in its acceptance for payment of or payment for Shares (whether before or after its acceptance for payment of Shares) or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase. However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

   If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer (including, subject to the Merger Agreement, the Minimum Condition), Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the Commission has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of the offer and that waiver of a material condition, such as the Minimum Condition, is a material change in the terms of the offer. The release states that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. If, prior to the Expiration Date, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer whether or not such Shares were tendered prior to such increase in consideration. Except as otherwise provided herein, any extension of the Offer will not constitute a waiver by Purchaser of any of the conditions described in the Offer to Purchase.

   The Merger. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with the DGCL, as soon as practicable, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation.

   The obligations of each of Parent and Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions: (i) Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer;
(ii) if required by applicable law, the Merger shall have been approved and adopted by the requisite vote of the holders of Shares; (iii) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any court or other tribunal or governmental body or authority which prohibits the consummation of the transactions contemplated by the Merger Agreement substantially on the terms contemplated thereby; and (iv) any waiting periods applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

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

   At the Effective Time of the Merger (i) each issued and outstanding Share (other than Dissenting Shares, any Shares that are owned by the Company or any wholly owned subsidiary of the Company, and any Shares owned by Parent or any wholly owned subsidiary of Parent) will be converted into the right to receive $16.50 per Share, net to the seller in cash (the "Merger Consideration"), and
(ii) each issued and outstanding share of capital stock of Purchaser will be converted into one share of common stock of the Surviving Corporation.

   The Board. The Merger Agreement provides that upon the purchase and payment by Parent or Purchaser of Shares representing at least a majority of the outstanding Shares on a Fully Diluted Basis, Parent shall be entitled to designate such number of directors (rounded up to the next whole number) on the Board so that the percentage of directors that are Parent's nominees equals the percentage of outstanding Shares beneficially owned by Parent and its affiliates; and that the Company shall, at such time, upon the request of Purchaser, promptly use its best efforts to take all action necessary to cause such persons designated by Parent to be elected to the Board, either by increasing the size of the Board or securing resignations of incumbent directors, or both. At such time, the Company shall also cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board,
(ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such subsidiary board of directors.

   The Merger Agreement further provides that, notwithstanding the provisions of the foregoing paragraph, until the Effective Time of the Merger, the Board shall include at least two directors who were directors on the date of the Merger Agreement (the "Independent Directors"); that from and after the time, if any, that Parent's designees constitute a majority of the Board, the affirmative vote of a majority of Independent Directors shall be required and shall be sufficient to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board, any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, any waiver of compliance with any of the agreements or conditions under the Merger Agreement for the benefit of the Company, any action to seek to enforce any obligation of Parent or Purchaser under the Merger Agreement and any other action by the Board under or in connection with the Merger Agreement; and that the Independent Directors shall be appointed as a Special Committee of the Board and have full power and authority solely with respect to the matters set forth in the previous sentence.

   Stockholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger: (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the purchase of Shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger and the adoption of the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and include in any preliminary or definitive proxy statement or information statement with respect to the Special Meeting (the "Proxy Statement") the recommendation of the Board that stockholders of the Company vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby unless the Board determines in good faith, based on advice of its outside counsel, that not taking any such action is necessary in order for the Board to comply with its obligations or duties to the Company or its stockholders under applicable law; and (iii) use all reasonable efforts (A) to obtain and furnish the information required to be included by it in the Proxy Statement and, after consultation with the Parent and Purchaser, respond promptly to any comments made by the Commission with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time following the expiration or termination of the Offer and (B) obtain the necessary approvals by its stockholders of the Merger Agreement and the transactions contemplated thereby unless the Board determines in good faith, based on advice of its outside counsel, that not taking any such action is necessary in order for the Board to comply with its obligations or duties to the Company or its stockholders under applicable law. Purchaser and Parent have agreed to use commercially reasonable efforts to cause the Special Meeting to occur within 90 days after the purchase of Shares pursuant to the Offer and Parent has agreed that it will vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other

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

subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement. If Purchaser acquires, through the Offer or otherwise, at least a majority of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholders vote in favor of the Merger.

   The Merger Agreement provides that if Purchaser acquires at least 90% of the then outstanding Shares, the parties agree to take all necessary and appropriate action to cause the Merger to become effective, in accordance with
Section 253 of the DGCL, as soon as practicable after such acquisition, without a meeting of the stockholders of the Company.

   Options. Pursuant to the Merger Agreement, each Option (as defined in the Merger Agreement) granted to the Company's employees, consultants or directors that is outstanding immediately prior to the purchase of Shares pursuant to the Offer (irrespective of whether such Option is then exercisable) shall, on the fifth business day after the purchase by Purchaser of Shares pursuant to the Offer, be cancelled in exchange for a single lump sum cash payment equal to the product of (i) the number of Shares subject to such Option and (ii) the excess of $16.50 per Share over the exercise price per Share of such Option. Subject to the previous sentence, each Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall, effective as of the Effective Time, be cancelled and no payments shall be made with respect thereto.

   Interim Operations. Pursuant to the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or agreed to in writing by Parent, prior to the time the directors of the Parent constitute a majority of the Company Board, the Company shall, and shall cause each of its Subsidiaries to, (a) conduct its operations in all material respects according to their ordinary and usual course of business in substantially the same manner as conducted prior to the date of the Merger Agreement; (b) use reasonable best efforts to preserve intact its business organization in all material respects, keep available the services of its executive officers and key employees as a group, subject to changes in the ordinary course, and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with them;
(c) confer at such times as Parent may reasonably request with one or more representatives of Parent to report material operational matters and the general status of ongoing operations (in each case to the extent Parent reasonably requires such information) and consult with Parent regarding material operational decisions; (d) promptly notify Parent of any emergency or other change in the normal course of its businesses or in the operation of its properties and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any governmental body or authority; (e) not authorize or pay any dividends on or make any distribution with respect to its outstanding shares of stock; (f) not, except as otherwise contemplated by the Merger Agreement or as may be required by applicable law, enter into or amend any employment, severance or similar agreements or arrangements with any of their directors or executive officers; (g) not, subject to the provisions described below under the heading "No Solicitation," authorize, announce an intention to authorize, or enter into an agreement with respect to, any merger, consolidation or business combination other than the Merger, any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights, in each case, not in the ordinary course of business; (h) not propose or adopt any amendments to its corporate charter or by-laws, except pursuant to the Merger as provided in the Merger Agreement; (i) not issue any shares of capital stock, except upon exercise of options previously issued pursuant to existing employee plans, programs or arrangements and non-employee director plans; (j) not grant, confer or award any options, warrants, conversion rights or other rights not existing on the date of the Merger Agreement, to acquire any shares of its capital stock; (k) not purchase, redeem, or offer to purchase or redeem any shares of its stock or any securities convertible into or exchangeable for shares of stock, except for the deemed repurchase of options in accordance with the terms of the Merger Agreement, or purchases, redemptions and offers to purchase in the ordinary course of business in connection with employee incentive and benefit plans, programs or arrangements in existence on the date of the Merger Agreement; (l) not, except as contemplated by the Merger Agreement or as may be required by applicable law, amend in any material respect the terms of its employee benefit plans, programs or arrangements or any severance or similar agreements or arrangements in existence on the date of the Merger Agreement, enter into or amend any employment or consulting agreement, adopt or enter into any new employee

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

benefit plans, programs or arrangements or any severance or similar agreements or arrangements or increase the base salary of any person who is a party to a Change of Control Employment Agreement (as defined in the Offer to Purchase) or make any payments under any benefit plan to any director, employee, independent contractor or consultant (except in the ordinary course of business and in amounts and in a manner consistent with past practice or as otherwise required by law or the provisions of such benefit plan); (m) not (i) enter into any material loan agreement or incur any indebtedness in excess of an aggregate of $100,000 or amend any Company credit facility to increase the amount that may be borrowed thereunder, (ii) make or enter into any agreement or contract for capital expenditures in excess of $50,000, (iii) enter into any lease for real property in excess of $50,000 or any lease for personal property in excess of $20,000, or (iv) enter into any agreement or contract outside of the ordinary course of business of the Company or any of the Company's subsidiaries that involves performance of services or delivery of goods or materials by or to the Company or any of the Company's subsidiaries of an amount or value in excess of $50,000; (n) not make or change any material Tax election, file any amendment to any federal income Tax Return unless required by law, enter into any closing agreement, or settle or compromise any material Tax liability; (o) not adjust, split, combine or reclassify its capital stock; (p) not enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock; (q) not create any new subsidiaries; (r) except as required by the Merger Agreement, not take any action which could reasonably be expected to adversely affect or delay the ability of any of the parties to obtain any approval of any governmental or regulatory body required to consummate the transactions contemplated thereby; (s) not directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any material property or assets other than in the ordinary course of business; (t) not enter into any financial derivative contracts; (u) not change in any material respect its accounting policies, methods or procedures except as required by GAAP; (v) except as may be required by the Merger Agreement or applicable law, not do any act or omit to do any act which would cause a breach of any contract, commitment or obligation; (w) except as otherwise permitted by the Merger Agreement, not take any action with the intent of causing the conditions to the Offer set forth in the Merger Agreement to not be satisfied; (x) not, other than pursuant to the Merger Agreement, take any action to cause the Shares to cease to be quoted on any of the stock exchanges on which the Shares are now quoted; (y) continue to provide training for employees of the Company and its subsidiaries commensurate with the training provided by the Company and its subsidiaries over the past twelve months; (z) subject to the limitations contained in the Merger Agreement, continue the level of recruiting activity and process employed by the Company and its subsidiaries over the past twelve months; (aa) not agree, in writing or otherwise, to take any of the foregoing actions or take any action which would make any representation or warranty contained in the Merger Agreement (except for representations and warranties made as of a specified date) untrue and incorrect in any material respect as of the Effective Time; (bb) not pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the March 31, 1999 balance sheet or subsequently incurred in the ordinary course of business and consistent with past practice; and (cc) not settle or compromise any pending or threatened suit, action or claim not covered by insurance (without giving effect to deductibles in determining whether coverage exists) that is material or which relates to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

   No Solicitation. Pursuant to the Merger Agreement: The Company shall not, and shall not authorize or permit, any of its officers, directors, employees, attorneys, financial advisors, agents or other representatives or those of any of its Subsidiaries to, directly or indirectly, (a) solicit, initiate or knowingly encourage any Takeover Proposal (as defined in the Offer to Purchase), including without limitation by disclosure of non-public information, or (b) engage in discussions or negotiations relating to or accept any Takeover Proposal; provided, however, that nothing shall prohibit the Company and its Board from (i) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the Commission under the Exchange Act, or (ii) at any time prior to the purchase of Shares pursuant to the Offer, engaging in discussions or negotiations with, and furnishing information (including non-public information) concerning the Company and its Subsidiaries, businesses, properties or assets to, any third party which makes a Takeover Proposal (without any solicitation or initiation, directly or indirectly, by the Company or any of its representatives after the date of the Merger Agreement) if the Board determines in good faith, based on advice of its outside counsel (who may be its regularly engaged outside counsel), that the failure to take such action will violate its obligations or duties to the Company or its stockholders under applicable law, or (iii) provided the Merger Agreement is terminated as described below in clause (iv) under the heading "Termination; Fees," accepting a Superior Proposal (as defined in the Offer to Purchase). Prior to furnishing information to or entering into discussions or negotiations with any person, the Company shall receive from such person or entity an executed confidentiality agreement in reasonably customary form on terms not in the aggregate materially more favorable to such person or entity than the terms contained in the Confidentiality Agreement (as defined below). The Company shall immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any person conducted prior to the date of the Merger Agreement by the Company or any of its representatives with respect to any Takeover Proposal existing on the date of the Merger Agreement. The Company agrees not to release any third party from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another person who has made, or who may reasonably be considered likely to make, or who was given access in order to consider making, a Takeover Proposal, unless the Board determines in good faith, based on advice of its outside counsel (who may be its regularly engaged outside counsel), that failure to take such action will violate its obligations or duties to the Company or its stockholders under applicable law. The Company shall notify Parent orally and in writing of any such Takeover Proposal received (including, without limitation, the terms and conditions of any such proposal and the identity of the person making it), within 24 hours of the receipt thereof, and shall keep Parent informed of the general status and any material changes in the terms and conditions of such Takeover Proposal. The Company agrees to promptly provide to Parent any information concerning the Company, its subsidiaries, business, properties or assets furnished to any third party which makes a Takeover Proposal and which has not previously been provided to Parent. Except as set forth in the Merger Agreement, neither the Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Board of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal. Subject to compliance with all of the applicable provisions of the Merger Agreement, prior to the time of acceptance for payment of Shares pursuant to the Offer, the Board may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the third business day following Parent's receipt of written notice (including by facsimile) from the Company advising Parent that the Board has received a Superior Proposal which it intends to accept, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, but only if the Company shall have caused its financial and legal advisors to negotiate with Parent to make such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated hereby on such adjusted terms.

   Termination; Fees. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the stockholders of the Company, (i) by mutual written consent of Parent and the Company; (ii) by (a) either the Company or Parent if Shares have not been purchased pursuant to the Offer on or before July 15, 1999 and
(b) the Company if after 90 days following the commencement of the Offer the conditions to the Offer have not been satisfied or waived and Purchaser shall not have elected to extend the Offer; provided, that such right to terminate pursuant to clause (ii) will not be available to any party whose failure in any material respect to fulfill its obligations under the Merger Agreement proximately contributed to, or resulted in, the failure of Parent or Purchaser to purchase the Shares pursuant to the Offer on or before such date; (iii) by either the Company or Parent if (a) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the purchase of Shares pursuant to the Offer or the consummation of the Merger substantially on the terms contemplated by the Merger Agreement or (b) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the consummation of the Merger substantially on the terms contemplated by the Merger Agreement and such order, decree, ruling or injunction shall have become final and non-appealable; provided, that the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to remove such injunction, order or decree; (iv) by the Company prior to the purchase of Shares pursuant to the Offer if the Board determines in good faith based upon advice of its outside counsel that (a) a Takeover Proposal constitutes a Superior Proposal and (b) failure to accept such Superior Proposal will violate its obligations or duties to the Company or the Company's stockholders under applicable law, provided, that the Merger Agreement shall not terminate unless (Y) the Company has provided Parent with two business days' prior written notice of its intention to accept such Superior Proposal, together with a detailed description of the terms and conditions of such Superior Proposal and (Z) simultaneously with such termination the Company enters into a definitive acquisition, merger or similar agreement to effect such Superior Proposal and pays the Termination Fee; (v) by either the Company or Parent prior to the purchase of any Shares pursuant to the Offer if the other party shall have breached, or failed to comply with, in any material respect any of its obligations under the Merger Agreement or any representation or warranty made by such other party shall have been untrue when made or as of the time of such termination as if made on and as of such time (except for representations and warranties made as of a specified date, which need be true only as of the specified date), provided such breach, failure or misrepresentation is not cured within ten days after notice thereof from the other party or two business days prior to the date on which the Offer expires, and with respect to any representation or warranty not qualified by "Material Adverse Effect," such breaches, failures or misrepresentations, individually or in the aggregate, result or are reasonably likely to result in a Material Adverse Effect on the Company or Parent, as the case may be; (vi) by Parent if the Board or any committee of the Board, (a) shall withdraw, modify or change in any adverse manner (including by amendment of this Schedule 14D-9) or fail to reconfirm upon the request of Parent its approval or recommendation of the Merger Agreement, the Offer or the Merger, (b) shall approve or recommend any Takeover Proposal, other than by Parent or an affiliate of Parent, or (c) shall resolve to take any of the actions specified in clause (a) or (b); (vii) by the Company if Purchaser fails to commence the Offer on or prior to five business days following the date of initial public announcement of the Offer, provided that the Company may not terminate the Merger Agreement pursuant to this provision if the Company is at such time in breach in any material respect of its obligations under the Merger Agreement; or (viii) by either of the Company or Parent if the Offer shall have been terminated, or the Offer has expired without any Shares being purchased therein; provided, however, that the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the termination of the Offer or the failure of Parent or Purchaser, as the case may be, to purchase Shares pursuant to the Offer on or prior to such date. Notwithstanding the foregoing, no termination by the Company shall be effective pursuant to clause (iv) above under circumstances in which a Termination Fee would be payable by the Company unless concurrently with such termination, such Termination Fee is paid in full by the Company in accordance with the provisions of the Merger Agreement.

   Pursuant to the Merger Agreement, if (i) prior to the termination of the Merger Agreement any person shall have commenced, publicly proposed or communicated to the Company a Takeover Proposal and (a) the Minimum Condition shall not have been satisfied, (b) the Merger Agreement shall have been terminated pursuant to the provisions described in clause (ii), (iii), (v) or
(vii) of the preceding paragraph and (c) prior to the first anniversary of such termination, the Company shall consummate with any third party any transaction of the type described in the definition of the term "Takeover Proposal"; or
(ii) the Merger Agreement is terminated by the Company or Parent pursuant to clause (iv) or (vi), respectively, of the preceding paragraph, then in such event the Company shall pay Parent a termination fee of $4.75 million (the "Termination Fee"), which amount shall be paid by wire transfer of immediately available funds to an account designated by Parent.

   Indemnification. Pursuant to the Merger Agreement, for three years after the Effective Time, the Parent and the Surviving Corporation (or any successor to the Surviving Corporation) will indemnify the present and former officers and directors of the Company and its subsidiaries with respect to matters occurring at or prior to the Effective Time to the full extent permitted under the DGCL and the terms of the Company's charter, by-laws and indemnification agreements, each as in effect as of the date of the Merger Agreement; and for three years from the Effective Time, Parent shall maintain in effect the Company's directors' and officers' liability insurance policies and shall purchase such policy at or prior to the Closing Date.

   Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, its organization, capitalization, authority, financial statements, need for consents or approvals, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, compliance with laws, tax matters, insurance, litigation, title to properties, environmental matters, vote required to approve the Merger Agreement, undisclosed liabilities, information to be contained in the Proxy Statement, the opinion of its financial advisor and significant vendor arrangements.

   Pursuant to the Merger Agreement, Parent and Purchaser have made substantially similar representations and warranties as to their organization, authority, need for consents or approvals and information to be contained in the Proxy Statement.

   Confidentiality Agreement. Pursuant to the Confidentiality Agreement entered into on April 22, 1999 by Parent and the Company (the "Confidentiality Agreement"), the Company and Parent agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of certain confidential information concerning the Company. The Confidentiality Agreement is incorporated herein by reference and a copy of it has been filed as Exhibit 11 to this Schedule 14D-9.

   Stockholder Agreements. The following is a summary of certain provisions of the Stockholder Agreements. This summary is not a complete description of the terms and conditions of the Stockholder Agreements and is qualified in its entirety by reference to the full text of the Stockholder Agreements, copies of which have been filed with the Commission as exhibits to this Schedule 14D-9 and incorporated herein by reference. Capitalized terms not otherwise defined below shall have the same meaning set forth in the Merger Agreement or the Stockholder Agreements, as the context may require.

   As a condition and inducement to Parent's and Purchaser's entering into the Merger Agreement and incurring the liabilities therein, Manfred Steinfeld and Paul Steinfeld (the "Principal Stockholders"), who collectively have voting power and dispositive power with respect to an aggregate of 1,610,500 Shares and hold options to acquire 9,998 Shares, representing approximately 18% of the outstanding Shares on a Fully Diluted Basis, concurrently with the execution and delivery of the Merger Agreement entered into the Stockholder Agreements with Parent and Purchaser. Pursuant to the Stockholder Agreements, the Principal Stockholders have agreed, among other things, to grant Parent an irrevocable proxy for the term of the Stockholder Agreements with respect to the voting of their Shares in favor of the Merger and against any other Takeover Proposal with respect to such Shares upon the terms and subject to the conditions set forth therein. The Principal Stockholders have also agreed to tender their Shares upon the direction of Purchaser and not to withdraw their Shares so long as the Stockholder Agreements remain in effect. The Stockholders Agreements will terminate on the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement.

   During the period ("Restricted Period") from May 5, 1999 through and including the earlier of (i) the Effective Time, and (ii) the termination of the Stockholder Agreements, each Principal Stockholder has agreed not to: (A) except pursuant to the terms of the Stockholder Agreements and except for the tender of Shares in the Offer, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement to do so; (B) except pursuant to the terms of the Stockholder Agreements, grant any proxies (other than proxies relating to the election of management's slate of directors at an annual meeting of the Company's stockholders, and other routine matters which would not require the filing of a preliminary proxy statement under Rule 14a-6(a) of the Exchange
Act), or powers of attorney, deposit any of his Shares in a voting trust or enter into a voting agreement with respect to any of their Shares; or (C) take any action that would make any representation or warranty contained in the Stockholder Agreements untrue or incorrect or have the effect of impairing the ability of the Principal Stockholder to perform his obligations under the applicable Stockholder Agreement or preventing or delaying the consummation of any of the transactions contemplated by the applicable Stockholder Agreement and the Merger Agreement.

   Each Principal Stockholder has agreed to unconditionally release, as of the Effective Time, any and all claims and causes of action that he may have against the Company or any of its Subsidiaries or any present or former director, officer, employee or agent of the Company or any of its Subsidiaries resulting from any act, omission or occurrence prior to the Effective Time; provided, however, that such release not shall apply to any claim or cause of action insofar as it relates to any entitlement to indemnification or to compensation or benefits earned or accrued by or for the benefit of such Principal Stockholder prior to the Effective Time in respect of services performed by such Principal Stockholder to the Company as a director, officer, consultant or employee of the Company.

   Each Principal Stockholder has agreed that, in his capacity as a stockholder, he will not respond to any inquiries or the making of any proposal by any person or entity (other than Parent or any affiliate of Parent) concerning any business combination, merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any Subsidiary, division or operating or principal business unit of the Company. If such Principal Stockholder, in the capacity as a stockholder, receives any such inquiry or proposal, then the Principal Stockholder has agreed to promptly inform Parent of the existence thereof. Each Principal Stockholder, in the capacity as a stockholder, has agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties previously conducted with respect to any of the foregoing.

   Certain Other Agreements. Parent has agreed to cause the Company to continue to employ Paul N. Steinfeld for the remainder of calendar year 1999 at his current annual base salary and benefits, including participation in the Company's 1999 Senior Management Incentive Plan, pursuant to an employment agreement to be executed as of the Effective Time. The agreement will also contain a covenant that Mr. Steinfeld will not compete with the Company for a period of one year after the termination of his employment. Certain other officers and key management employees of the Company, including its Chief Operating Officer and Chief Financial Officer, will be offered employment agreements for a period of two years at the salary, with respect to each of them, equal to such employee's salary in effect at the Effective Date.

   Mr. Manfred Steinfeld has an understanding with the Company, which has been approved by the Parent, that he will provide consulting services to the Company for the remainder of calendar year 1999 in exchange for a consulting fee of $12,000 per month.

Item 4. The Solicitation or Recommendation

   At a special meeting held on May 5, 1999, the Board of Directors of the Company (the "Board") unanimously approved the Merger Agreement and the Stockholder Agreements and the transactions contemplated thereby and determined that the Merger and the Offer, are fair to, and in the best interests of, the Company and its stockholders, as further described below. THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. Copies of a letter to the Company's stockholders and a press release communicating such approval and recommendation are filed as Exhibits 5 and 6, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Background of the Merger and the Offer.

   From time to time, the Company has discussed potential business combinations with various third parties. Prior to the commencement of the negotiations leading to the execution of the Merger Agreement, the Company's senior management had discussed with Lazard Freres & Co. llc ("Lazard Freres"), which had been the Company's underwriter in a secondary offering and was known to the Company in other contexts, the possibility of a business combination involving the Company. Pursuant to these discussions, Lazard Freres contacted a furniture company in November 1998 and inquired about such a business combination. However, the furniture company responded that it was not interested because the Company's business would not be a good fit with the furniture company's business.

   In December 1998, Franklin A. Jacobs, Chairman of the Board and Chief Executive Officer of Falcon, contacted both Paul Steinfeld, Chairman of the Board and Chief Executive Officer of the Company, and Manfred Steinfeld, Chairman of the Executive Committee of the Board of the Company, for the purpose of exploring a strategic alliance between the companies. During these conversations, Mr. Jacobs indicated that Falcon might have an interest in acquiring the Company.

   In January 1999, representatives of a furniture company (the "Second Interested Party") asked Manfred Steinfeld and Paul Steinfeld whether they would be interested in a sale of the Company. That inquiry was repeated in February 1999.

   In February 1999, Mr. Jacobs contacted Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to express his interest in pursuing a possible transaction with the Company. Also in February 1999, an entity (the "Third Interested Party") expressed an interest in acquiring the Company for a price in the range of $14.25 to $15.25 per Share. Lazard Freres responded on behalf of the Company that the Company was not for sale at that time. However, the Company and Lazard Freres conducted further meetings with the Third Interested Party in March 1999, after which the Third Interested Party indicated that it would be prepared to pay $16.00 per Share to acquire the Company if it could obtain the financing to do so. The Third Interested Party then began a due diligence investigation of the Company and attempted to obtain financing for a proposed transaction. The Company and the Third Interested Party began discussing the terms of a merger agreement. However, in April 1999, the Third Interested Party indicated that it would need additional time.

   On March 10, 1999, the Company formally retained Lazard Freres as its investment banker with respect to a potential transaction involving the sale of the Company or a significant amount of its securities or assets. In March 1999, Lazard Freres contacted the majority owner of a furniture company to inquire about a business combination with the Company. The majority owner was not interested in such a business combination. (Both the majority owner and the furniture company were different than the furniture company contacted by Lazard Freres in November 1998, Falcon, the Second Interested Party and the Third Interested Party.)

   On March 11, 1999, representatives of DLJ met with Falcon's senior managers in St. Louis to discuss the financial impact of a potential acquisition of the Company by Falcon.

   Following this meeting, Mr. Jacobs called Manfred Steinfeld to indicate to Mr. Steinfeld Falcon's interest in a potential transaction with the Company and to arrange a meeting to discuss such a transaction. On March 16, 1999, Mr. Jacobs met with Manfred Steinfeld in Chicago to discuss the possibility of a negotiated transaction. On March 22, 1999, Manfred Steinfeld called Mr. Jacobs to indicate to Mr. Jacobs that the Company would not be interested in exploring a possible transaction with Falcon at that time. Shortly thereafter, Falcon, with the assistance of DLJ, prepared a preliminary term sheet, contemplating the purchase by Falcon of all of the Company's outstanding shares for cash at a price of $14.00 to $15.00 per Share. On March 30, 1999, DLJ submitted the preliminary term sheet to the Company and Lazard Freres.

   On or about April 1, 1999, after consultation with the Company, Lazard Freres informed DLJ that the Company was not for sale at that time and that in any event the price range indicated in the term sheet was not sufficient to warrant additional discussions. Lazard Freres indicated that a price of $17.00 per Share might be considered, and further indicated that the Company had other options which it was then pursuing.

   On April 14, 1999, DLJ contacted Lazard Freres to indicate that Falcon had begun to take steps necessary to secure the financing for a purchase of the Company. DLJ also indicated that Falcon was prepared to offer a price per Share slightly higher than $15.00 per Share, subject to (i) the satisfactory completion of business, legal and accounting due diligence of the Company and
(ii) the negotiation of a mutually satisfactory definitive merger agreement with the Company. The following day, Manfred Steinfeld and Mr. Jacobs spoke in a telephone conversation in which Mr. Steinfeld indicated that, although the Company had participated in discussions with third parties with respect to a potential sale of the Company, the Board had not made any decision to put the Company up for sale.

   On April 20, 1999, DLJ contacted Lazard Freres, indicating that Falcon would be willing to offer the Company's shareholders cash consideration of $16.00 per Share to acquire the Company. After consulting with the Company, Lazard Freres indicated to DLJ the Company's willingness to meet to discuss a potential transaction.

   On April 21, 1999, Manfred Steinfeld called Mr. Jacobs and urged Falcon to increase its offer. A meeting was arranged between Mr. Jacobs and Manfred Steinfeld to discuss a potential transaction.

   Also on April 21, 1999, representatives of Lazard Freres and DLJ met in Chicago, Illinois to provide DLJ an opportunity to explain Falcon's interest in acquiring the Company. At this meeting, Lazard Freres indicated to DLJ that the Company's management believed Falcon's valuation of the Company was too low.

   The following day, April 22, 1999, Manfred Steinfeld, Paul Steinfeld and representatives of Lazard Freres met with Mr. Jacobs and representatives of DLJ to discuss further a potential acquisition of the Company. At this time, Mr. Jacobs indicated that no financing condition was necessary in order to consummate such a transaction, and that Falcon was prepared to offer $16.50 per Share in cash for the Company. The Company and Falcon executed a confidentiality agreement for the purpose of furthering discussions, and agreed that Falcon would conduct its due diligence investigation of the Company commencing on April 26, 1999. In addition, the parties agreed to direct their efforts to the preparation of a mutually satisfactory merger agreement.

   On April 22, 1999, the chief executive officer of the Second Interested Party called Manfred Steinfeld to propose an acquisition of the Company. On April 23, 1999, a representative of the Second Interested Party made the same proposal to Lazard Freres. On April 26, 1999, representatives of the Second Interested Party orally proposed, contingent on a due diligence investigation that they stated would take at least three weeks to complete, an acquisition of the Company at a price of $16.00 to $17.00 per Share, to be paid partly in stock of the Second Interested Party and partly ($50 million in the aggregate) in cash.

   Throughout the week of April 26, 1999, Falcon and its legal and business advisors conducted an extensive business and legal due diligence review of the Company, which included reviewing certain non-public information. Such investigation continued until May 3, 1999.

   On April 26, 1999, Falcon's legal advisors, Gallop, Johnson and Neuman L.C., forwarded a draft merger agreement and a draft stockholder agreement to the Company. The Company's legal advisors, D'Ancona & Pflaum LLC, and representatives of Lazard Freres met on April 27, 1999 to discuss the Merger Agreement. On April 29, 1999, the legal advisors of Falcon and the Company met at the offices of D'Ancona & Pflaum LLC in Chicago, Illinois to discuss various issues involving the Merger Agreement and related documents.

   On April 29, 1999, the Company received a proposal letter from the Second Interested Party relating to a purchase of the Company. The letter set forth the Second Interested Party's proposal to acquire the Company for a purchase price of $17.00 per Share, comprised of $7.00 per Share in cash and the remainder in shares of common stock of the Second Interested Party. The proposal was contingent on the completion of a due diligence investigation which the Second Interested Party stated could not be completed until after May 20, 1999.

   Lazard Freres contacted DLJ on April 29, 1999 to request that Falcon offer a higher price per Share. On April 30, 1999, DLJ stated to Lazard Freres that Falcon was unwilling to offer a higher price.

   Between April 29, 1999 and May 3, 1999, Lazard Freres contacted the Second Interested Party and the Third Interested Party and asked them to improve their proposals. Neither the Second Interested Party nor the Third Interested Party improved its proposal.

   Negotiations between Falcon and the Company continued until May 4, 1999, the date of the Company's regularly scheduled annual meeting of stockholders and directors held at the Company's manufacturing plant in Morristown, Tennessee. At the meeting of the Board, Paul Steinfeld and Manfred Steinfeld described their conversations with representatives of Falcon and informed the Board that Falcon was willing to pay $16.50 per

Share for each of the Company's outstanding Shares. This meeting was also attended by representatives of Lazard Freres, its legal advisors and the legal advisors for the Company. At this meeting, Lazard Freres and the Company's legal advisors reviewed key provisions of the Merger Agreement and the Stockholder Agreements and Lazard Freres presented a valuation analysis of the Company.

   On the afternoon of May 5, 1999, after completion of the negotiations over the proposed Merger Agreement and related documentation, the Board reconvened the previous days' meeting, with four directors present in person and three directors participating telephonically. The Board reviewed, with the advice and assistance of the Company's investment banker and legal advisor, the proposed Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the terms of the Stockholder Agreements. At the meeting, Paul Steinfeld described to the Board the outcome of the negotiations with Falcon with respect to the substantive terms of the proposed Merger Agreement and Stockholder Agreements. Lazard Freres delivered its opinion to the Board to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $16.50 per Share to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. Following a number of questions from, and discussions among, the directors, the Board (i) approved the Merger Agreement and the Stockholder Agreements and the transactions contemplated thereby and authorized the execution and delivery thereof, (ii) determined that the Offer and the Merger are advisable, fair to, and in the best interests of, the Company and its stockholders, and (iii) recommended that the Company's stockholders accept the Offer and tender their Shares to Purchaser. On the same date, the board of directors of Falcon and of the Offeror also approved the Merger Agreement, the Offer and the transactions contemplated thereby.

   At the conclusion of the May 5, 1999 Board meeting, Falcon, Purchaser, the Company and certain stockholders and employees of the Company, as applicable, executed the Merger Agreement, the Stockholder Agreements, and certain collateral agreements. On May 6, 1999, prior to the opening of trading on the New York Stock Exchange, Falcon and the Company issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is filed as Exhibit 6 to this Schedule 14D-9 and is incorporated herein by reference. On May 12, 1999, pursuant to the terms of the Merger Agreement, Falcon and Purchaser commenced the Offer.

Reasons for the Recommendation of the Company's Board of Directors

   In light of the Board's review of the Company's competitive and financial position, recent operating results and prospects, the Board determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders. In making such recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors, including, but not limited to, the following:

     (i) the terms and conditions of the Merger Agreement;

     (ii) an assessment of the Company's strategic alternatives, which include remaining a publicly owned company. In this regard, the Board concluded, following analysis and discussion with its investment banker and legal advisor and among the directors, that the terms of the Merger Agreement provide the best means for holders of Shares to maximize the value of their holdings at this time;

     (iii) the familiarity of the Board with the Company's business, financial condition, results of operations, properties and prospects as an independent entity, and the nature of the industry in which it operates;

     (iv) the recent trading price of the Shares and that the $16.50 per Share to be paid in the Offer and as consideration in the Merger represents a premium of approximately 20% over the $13.75 closing sale price for the Shares on the New York Stock Exchange on May 5, 1999, the last trading day prior to the public announcement of the execution of the Merger Agreement, and a premium of approximately 46.7% to the most recent 30-day trading average of $11.25 for the Shares on the New York Stock Exchange;

     (v) the Board's conclusion that the proposal of the Second Interested Party for a purchase price of $17.00 per Share (comprised of $7.00 per Share in cash and the remainder in shares of common stock of the Second Interested Party) carried risks associated with the stock portion not present with cash, was less certain because the proposal was subject to the completion of due diligence, was not as favorable as the proposal of Falcon because the Company's stockholders would receive Falcon's cash consideration at an earlier date, and, therefore, was not, taken as a whole, as favorable as the proposal of Falcon embodied in the Merger Agreement;

     (vi) the Board's conclusion that the expression of interest of the Third Interested Party, which was at a price less than the price proposed by Falcon and was subject to a number of contingencies, was not, taken as a whole, as favorable as the proposal of Falcon embodied in the Merger Agreement;

     (vii) the financial presentation of Lazard Freres at the May 4, 1999 Board meeting and the opinion of Lazard Freres delivered to the Board at the May 5, 1999 Board meeting to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $16.50 per Share to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the opinion of Lazard Freres, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Lazard Freres, is attached hereto as Annex I to this
  Schedule 14D-9 and is incorporated herein by reference. Stockholders are urged to read the opinion of Lazard Freres carefully and in its entirety;

     (viii) that the Merger Agreement, subject to certain conditions and limitations set forth therein, permits the Board, in the exercise of its fiduciary duties, to furnish nonpublic information and data, enter into discussions and negotiations, in connection with an unsolicited acquisition proposal, and recommend an unsolicited acquisition proposal to the Company's stockholders;

     (ix) that the Merger Agreement permits the Board, in the exercise of its duties under applicable law, to terminate the Merger Agreement in favor of an alternative acquisition proposal which the Board determines is superior to the Offer; however, upon such termination, the Company is required to pay Falcon a fee of $4,750,000. The Board did not view this payment obligation as unreasonably precluding any third party from proposing an alternative transaction and concluded that entering into the Merger Agreement given the available strategic alternatives, was in the best interests of the Company;

     (x) that the Stockholder Agreements are terminable upon the termination of the Merger Agreement and therefore would not impede a third party from making a superior proposal to acquire the Company; and

     (xi) that the transactions contemplated by the Merger Agreement provided for an all cash payment to stockholders, with no financing condition.

   The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

   The Board recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a significant premium over the price at which the Shares were traded prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such stockholders to participate in the future growth and profits of the Company. The Board also recognized that there could be no assurance as to the level of growth or profits to be attained by the Surviving Corporation in the future.

   It is expected that, if the Shares are not purchased by Falcon in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an on-going business.

Item 5. Persons Retained, Employed or to be Compensated

   The Company retained Lazard Freres as its investment banker in connection with the possible sale of the Company or a significant amount of its securities or assets. Pursuant to its agreement with the Company, dated March 10, 1999, Lazard Freres (i) became entitled to receive $250,000 upon execution of the Merger Agreement, and (ii) will be entitled to receive, upon the earlier of the acquisition by the Purchaser of a beneficial interest in a majority of the Company's voting securities and the consummation of the Offer, an amount equal to (x) 1.0% of the aggregate consideration to be paid by the Purchaser less (y) the $250,000 to be paid pursuant to clause (i). In addition, whether or not the Offer and the Merger is completed, the Company has agreed to reimburse Lazard Freres for all its expenses, including the fees of outside counsel and other professional advisors, incurred in connection with this engagement; provided, however, that such expenses shall not exceed $100,000 without the Company's prior approval. Under a separate letter agreement dated March 10, 1999, the Company agreed to indemnify Lazard Freres and its members, employees, agents, affiliates or controlling persons against certain liabilities relating to or arising out of its engagement, including liabilities under Federal securities laws.

   In the ordinary course of business, Lazard Freres and its respective affiliates may actively trade or hold the securities of the Company for its own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

   Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

Item 6. Recent Transactions and Intent with Respect to Securities

   (a) Except as otherwise disclosed in this Schedule 14D-9, during the past 60 days, no transaction in the Shares has been effected by the Company or, to its knowledge, by any of its directors, executive officers, affiliates or subsidiaries.

   (b) To the best of the Company's knowledge, pursuant to the Offer, all directors and executive officers of the Company presently intend to tender all Shares owned by them except for those Shares, if any, (i) held by such persons which, if tendered, could cause such persons to incur liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, or (ii) with respect to which any such person acts in a fiduciary or representative capacity or is subject to the instructions of a third party.

Item 7. Certain Negotiations and Transactions by the Subject Company

   (a) Except as otherwise disclosed in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as described in Items 3 and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer, other than those agreements described (or whose description is incorporated by reference in Item 3 above), that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished

   None.

Item 9. Material to be Filed as Exhibits

   Exhibit
   No.
   -------
   Exhibit 1  Offer to Purchase, dated May 12, 1999.*
   Exhibit 2  Letter of Transmittal.*
   Exhibit 3  Agreement and Plan of Merger, dated May 5, 1999, among Falcon,
              Purchaser and the Company.
   Exhibit 4  Page 11 of the Company's Proxy Statement, dated March 24, 1999, relating to the Company's Annual Meeting of Stockholders.
   Exhibit 5  Letter to stockholders of the Company, dated May 12, 1999.*
   Exhibit 6  Press release issued by the Company and Falcon, dated May 6,
              1999.
   Exhibit 7  Opinion of Lazard Freres & Co. llc, dated May 5, 1999 (included as Annex I to this Schedule 14D-9).*
   Exhibit 8  Stockholder Agreement, dated May 5, 1999, among The Manfred
              Steinfeld Irrevocable Trust UTA 9/5/97, Manfred Steinfeld, Falcon
              and Purchaser.
   Exhibit 9  Stockholder Agreement, dated May 5, 1999, among The Fern and
              Manfred Steinfeld Charitable Remainder Trust UTA 10/17/95,
              Manfred Steinfeld, Falcon and Purchaser.
   Exhibit 10 Stockholder Agreement, dated May 5, 1999, among Paul Steinfeld,
              Falcon and Purchaser.
   Exhibit 11 Confidentiality Agreement, dated April 22, 1999, between Falcon and the Company.
   Exhibit 12 Supplement to Merger Agreement, dated May 5, 1999.

--------
*  Included in copies mailed to the stockholders of the Company.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Shelby Williams Industries, Inc.

                                                    /s/ Walter Roth
                                          By: _________________________________
                                            Name: Walter Roth
                                            Its:  Secretary

Dated: May 12, 1999